Exhibit 99.1

A Message for Sprott– “Please Just Go Away”

Reject Sprott’s Offer – DO NOT TENDER your Units

WITHDRAW your Units if Already Tendered

October 16, 2015

Dear Fellow Central GoldTrust Unitholders,

As you may be aware, Sprott has yet again extended their hostile, inadequate offer – the fifth such extension. Unfortunately, this means you will more than likely be receiving more high pressure and misleading communications from Sprott and their paid solicitation agents and brokers to try and convince you to give up your GoldTrust Units.

It is clear that their offer is not resonating with a significant number of GoldTrust Unitholders. In fact, according to Sprott’s own filings, only 42% of GoldTrust Units had been tendered as of October 5th, 2015. This is far short of the 66 2/3% of GoldTrust Units that Sprott needs to complete its offer.

So after more than four months of Sprott’s drawn-out smear campaign, costly legal actions, personal attacks against your Trustees and paying brokers to convince you to give up your GoldTrust Units, it’s only fair to ask: “Why hasn’t Sprott’s offer resonated with GoldTrust Unitholders?”

The answer is simple – you already own the lowest cost, safest, most tax-effective and soundly structured gold bullion investment product available and Sprott is simply not offering enough to convince Unitholders to give up their Units.

Sprott’s recent claims of an “increased offer” are illusory – their supposed “premium consideration” of US$0.10 per Unit is immaterial and does nothing to change the inadequacy of the Sprott offer. The US$0.10 “premium”, to be paid in Sprott Physical Gold Trust (“Sprott PHYS”) units, represents less than 0.3% of the current value of a GoldTrust Unit, and would be more than offset by the higher annual management fees charged by Sprott.1,2

The basic premise of the Sprott offer has not changed: for no meaningful premium GoldTrust Unitholders would exchange a lower cost, safer and more tax effective investment for a Sprott security that will charge significantly higher fees, offer less bullion security and safeguards, virtually eliminate all governance rights, and expose Unitholders to a shrinking asset base as well as enhanced tax risks for certain U.S. Unitholders.

Sprott’s poor track record as an investment manager should concern GoldTrust Unitholders. Sprott's total assets under management have shrunk by US$2.5 billion since the third quarter of 2012.3 In fact, Sprott’s flagship company, Sprott Inc., has lost almost 75% of its market capitalization for investors since its IPO.4 In addition, several of Sprott’s actively managed funds have consistently underperformed benchmark indices by a wide margin, with some funds wound up or merged into other Sprott funds due to dismal performance.5 Even Sprott’s own investors want out of Sprott PHYS – almost 25% of the units of Sprott PHYS have been redeemed in the past two years.6

It is obvious that Sprott needs GoldTrust to replace lost management fees. However, it is not obvious why a GoldTrust investor would give up their GoldTrust Units and exchange them for Sprott PHYS units at no meaningful premium.

Your Trustees continue to recommend that Unitholders REJECT the Sprott offer, retain your Units and WITHDRAW your Units if tendered.

This has gone on long enough. Retain your Units and send Sprott a message that they should terminate their offer and Go Away.

THE CHOICE IS CLEAR: REJECT Sprott’s offer – DO NOT TENDER your Units

WITHDRAW your Units if already tendered

For more information, please visit www.gold-trust.com

Unitholders are reminded that to reject Sprott’s offer, you don’t have to do anything; ignore any communications from Sprott or your broker that may suggest otherwise. If you believe you may have tendered your GoldTrust Units to Sprott’s offer in error, you may withdraw them and retain your GoldTrust Units by contacting D.F. King & Co at 1-800-251-7519 or inquiries@dfking.com.

More detailed information regarding Sprott’s offer and the reasons for your Trustees’ recommendation that GoldTrust Unitholders REJECT Sprott’s offer can be found on GoldTrust’s website at www.gold-trust.com or www.goldtrust.ca. Unitholders are urged to read the documents provided on our website in detail before making any decision about Sprott’s offer.

Reasons to Reject Sprott’s Offer

➢	Sprott has made no real improvement to the terms of their complicated offer – they are still offering NO material premium
➢	Sprott’s offer is solely motivated by its desire to generate higher management fees for Sprott, to the detriment of Unitholders
➢	Sprott PHYS charges 75% higher management fees than GoldTrust[2]
➢	Sprott PHYS offers less bullion security and safeguards than GoldTrust
➢	Sprott PHYS provides investors with virtually no voting or other governance rights and no ability to replace Sprott as its manager
➢	GoldTrust intends to implement an enhanced cash redemption feature available to ALL Unitholders at 95% of NAV once the Sprott offer is terminated or with the support of Unitholders to limit current and future discounts to NAV
➢	Sprott has a very poor track record of managing investors’ capital
➢	Sprott’s offer may result in tax liability for certain U.S. Unitholders

We thank Unitholders for their patience and their continued support of GoldTrust.

Sincerely,

Bruce Heagle Chair of the Special Committee of the Board of Trustees	J.C. Stefan Spicer Founder, Chairman and CEO

For up to date information we strongly encourage Unitholders to please visit

www.gold-trust.com or www.goldtrust.ca

Or call GoldTrust directly at 905-304-4653 (GOLD) or 905-648-7879

Unitholders who have already tendered to Sprott’s offer can withdraw their Units by contacting D.F. King & Co at 1-800-251-7519, or via email at inquiries@dfking.com

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your Units to Sprott’s offer, you can withdraw your Units by contacting your broker or
D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At October 15, 2015, the GoldTrust Units were 99.7% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The recommendation of the Trustees described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and is also contained in the solicitation/recommendation statement filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities since 2003 may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.goldtrust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws and “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the reasons of the Board of Trustees for recommending to Unitholders the rejection of Sprott’s offer, not taking any action with respect to Sprott’s offer, not tendering any Units to Sprott’s offer and withdrawing any Units already tendered to Sprott's offer; the anticipated costs, risks and uncertainties associated with Sprott’s offer, including any anticipated impacts on bullion security, governance and Unitholder rights, potential tax risks, leverage to rising gold prices and fees to be collected by Sprott; any potential adoption by GoldTrust of an amended cash redemption feature and any anticipated impact on GoldTrust, GoldTrust Unitholders, the market price for Units and any trading discount to net asset value resulting from the adoption of such cash redemption feature; the anticipated timing, mechanics, completion and settlement of Sprott’s offer; the value of the Sprott Physical Gold Trust units that would be received as consideration under Sprott’s offer; the ability of Sprott to complete the transactions contemplated by Sprott’s offer; any anticipated results or performance of Sprott Physical Gold Trust or any other affiliates of Sprott; any anticipated changes to the market price of Sprott Physical Gold Trust units or any other securities of Sprott and their affiliates; and any anticipated future prices of gold and the units. GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

1 Based on a comparison of the US$0.10 of additional consideration per GoldTrust Unit and additional annual management fees paid to Sprott PHYS. The amount of such additional annual fees paid per GoldTrust Unit is calculated as the product of i) the difference in the management expense ratios of Sprott PHYS and GoldTrust and ii) the current NAV per GoldTrust Unit (US$43.38, as of October 15, 2015). This yields US$0.07 in additional annual management fees assuming NAVs and expenses remain constant at current levels.

2 The management expense ratio is calculated based on the administrative/management fees incurred over the twelve-months ended June 30, 2015, divided by the average end-of-month NAV for the same entity over the same period. This yields a management expense ratio of 0.35% for Sprott PHYS and 0.20% for GoldTrust. Administration/management fees are taken directly from the respective financial statements of Sprott PHYS and GoldTrust and historical monthly NAV data is sourced from Bloomberg.

3 Based on a comparison of “Assets Under Management” as reported by Sprott Inc. as of June 30, 2015 and September 30, 2012.

4 ~75% reduction in Sprott Inc.’s value calculated based on the share price as at October 15, 2015, and the IPO issue price announced by Sprott Inc. on May 15, 2008.

5 For additional information, please refer to section 9 and 10 of “Reasons for Rejecting the Sprott Offer” in GoldTrust’s Trustees’ Circular filed on June 9th, 2015, which is accessible via EDGAR and SEDAR as well as on the GoldTrust website at http://www.gold-trust.com/rejectsprott/trustees-circular.html.

6 Based on a comparison of total units outstanding as of October 1, 2015 and 2013, sourced from monthly data available on Bloomberg.

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your Units to Sprott’s offer, you can withdraw your Units by contacting your broker or
D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com

If you have any questions or require any assistance,

please call D.F. King Canada at:

North American Toll Free Phone:

1-800-251-7519

Email: inquiries@dfking.com

For up to date information

we strongly encourage Unitholders to please visit

www.gold-trust.com or www.goldtrust.ca

REJECT THE SPROTT OFFER - TAKE NO ACTION

DO NOT TENDER YOUR UNITS & WITHDRAW YOUR UNITS IF ALREADY TENDERED

If you have already tendered your Units to Sprott’s offer, you can withdraw your Units by contacting your broker or
D. F. King & Co., North America Toll-Free at 1-800-251-7519; or via email at inquiries@dfking.com